VIA EDGAR

July 14, 2006

United States Securities and Exchange Commission

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Nationwide Financial Services, Inc.
Form 10-K for the fiscal year ended December 31, 2005
File No. 1-12785

Dear Mr. Rosenberg:

We are writing as a follow-up to our letter dated June 8, 2006 and subsequent phone conversations on June 13, 2006 and July 7, 2006 with Mark Brunhofer, Staff Accountant. Throughout this document, Nationwide Financial Services, Inc. is referred to as the Company.

Per our phone conversations with Mr. Brunhofer, we will include additional disclosures in future filings with respect to deferred acquisition costs (DAC) and the value of business acquired (VOBA) clarifying that the impact of an increase or decrease of 1% in the long-term assumption for net separate account performance is what we believe to be a reasonably likely change in a key assumption affecting those balances. In addition, we will provide clarification that a 1% increase or decrease in the Company’s best estimate of the long-term net separate account performance of 8% would represent a change to 9% or 7%, respectively, in that assumption. The Company will include these clarifications in the MD&A section of future filings and will include a disclosure similar to that outlined below for DAC, with a similar disclosure made with respect to VOBA.

For variable annuity products and variable universal life insurance products the DAC balance is sensitive to the effects of changes in the Company’s estimates of gross profits, primarily due to the significant portion of the Company’s gross profits that are dependent upon the rate of return on assets held in separate accounts. This rate of return influences the fees the Company earns from these products and the costs the Company incurs associated with minimum contractual guarantees, as well as other sources of future expected gross profits. The Company’s long-term assumption for net separate accounts performance is currently 8% growth per year, which represents the Company’s best

One Nationwide Plaza	Nationwide Insurance
Columbus, OH 43215-2220	Nationwide Financial

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

July 14, 2006

estimate of the long-term net separate accounts performance. In its ongoing evaluation of this assumption, the Company monitors its historical experience, market information and other relevant trends. To demonstrate the sensitivity of the Company’s DAC balance for variable annuity products and variable universal life insurance products, which was $         million in aggregate at December 31, 200X, a 1% increase (to 9%) or decrease (to 7%) in the long-term assumption for net separate account performance, which increase or decrease is reasonably likely to occur, would result in an approximately $         million increase or an approximately $         million decrease in the DAC balance at December 31, 200X, respectively. Resulting changes in the balance of DAC would be recognized currently in earnings.

*        *        *        *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome the opportunity to discuss any of the information included herein should you desire. If you have any questions, please call me at (614) 249-8246 or James D. Benson, VP – Controller, at (614) 249-6717.

Sincerely yours,

Timothy G. Frommeyer

Senior Vice President – Chief Financial Officer

cc:	W.G. Jurgensen, Nationwide Financial Services, Inc.
Mark R. Thresher, Nationwide Financial Services, Inc.
James D. Benson, Nationwide Financial Services, Inc.
Scott M. Marcello, KPMG LLP